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14049710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Capital Formation LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 47th Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart Bohart 212-798-6124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OD 5/5/14

OATH OR AFFIRMATION

I, Stuart Bohart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Capital Formation LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Fortress Capital Formation LLC
(A Delaware Limited Liability Company)
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of Fortress Capital Formation LLC

We have audited the accompanying statement of financial condition of Fortress Capital Formation LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortress Capital Formation LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2014

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 2,760,670
Prepaid expenses	76,560
Deferred tax asset	10,301
Total assets	$ 2,847,531
Liabilities and member's equity	
Liabilities	
Due to affiliate, net	$ 74,232
Accrued liabilities	123,228
Income tax payable	5,917
Total liabilities	203,377
Member's equity	
Paid-in capital	2,200,000
Retained earnings	444,154
Total member's equity	2,644,154
Total liabilities and member's equity	$ 2,847,531

See accompanying notes to Statement of Financial Condition.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2013

1. Organization

Fortress Capital Formation LLC (the Company and formerly known as Fortress Securities LLC), a Delaware limited liability company and a wholly owned subsidiary of Fortress Operating Entity I LP (FOE I), was formed on June 6, 2008. FOE I initially funded capital in the amount of $2.2 million to the Company on June 15, 2010. FOE I is a wholly-owned indirect subsidiary of Fortress Investment Group LLC (the Parent). The Parent raises and manages alternative investment funds. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 21, 2010. The Company acts as a placement agent in offerings of interests in private investment funds managed by affiliated entities. The Company operates three offices, two of which are non-OSJ (Office of Supervisory Jurisdiction) branch offices. The Company is a limited liability company and its members are not responsible for any of its liabilities beyond the equity they have invested. The Company's formation documents allow for an indefinite life.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of 90 days or less when purchased to be cash equivalents. At December 31, 2013, there were no cash equivalents.

Revenue Recognition

Revenue is generated from the rendering of services and is recognized when the services are performed and the earnings process is complete. Revenue is comprised of the reimbursement of expenses from related entities plus a percentage mark-up.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's income is allocated directly to its sole member and is not subject to a corporate level of taxation. The Company is subject to the New York City unincorporated business tax (UBT) on its earnings based on a statutory rate of 4%. Interest and penalties, if any, are treated as additional taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Income Taxes

The deferred tax asset of $10,301 is related to organizational costs that are deductible over 15 years for tax purposes.

4. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $250,000. At December 31, 2013, the Company's net capital and excess net capital were $2,557,293 and $2,307,293, respectively. The Company was in compliance with such requirements.

4. Regulatory Requirements (continued)

The Company is exempt from the provisions of Rule 15c3-3 of the Act under paragraph (k)(2)(i) of that Rule, as the Company does not hold customer funds or safekeep customer securities.

5. Related Party Transactions

FOE I, the Company's sole member, funded the initial capital requirements of the Company.

Company Allocation

The Company receives services from FIG LLC, a wholly-owned subsidiary of FOE I, which provides the use of its employees, facilities and other assets. Expenses incurred by FIG LLC that are directly related to the Company's activities are generally allocated to the Company unless specifically assigned. Other shared costs, such as rent and utilities, are allocated to the Company based on headcount.

Service Agreement

The Company has entered into a service agreement with FIG LLC whereby the Company is reimbursed expenses plus a percentage mark-up.

Due to affiliate, net includes $74,232 due to FIG LLC.

The Company does not charge or pay interest to affiliates on outstanding receivable and payable balances.

6. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

7. Fair Value of Financial Instruments

The Company's financial instruments, primarily cash and due to affiliate, net, are recorded at fair value.

8. Subsequent Events

The Company has performed an evaluation of material events which occurred subsequent to December 31, 2013 (referred to as subsequent events) through the issuance of this statement of financial condition. No such subsequent events have occurred. Events subsequent to the date of issuance have not been considered in this statement of financial condition.

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